

Mail Stop 4561

March 24, 2010

Gary S. Barancik
Chief Executive Officer
BPW Acquisition Corp.
750 Washington Boulevard
Stamford, CT 06901

>   **Re: BPW Acquisition Corp.
>   Preliminary Proxy Statement on Schedule 14A
>   Filed March 16, 2010
>   File No. 001-33979**

Dear Mr. Barancik:

        This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us why you have not included pro forma and historical financial
        information pursuant to Item 13 of Schedule 14A.

The Warrant Amendment

Description of the Warrant Amendment, page 5

2.   Please provide us with your analysis as to whether the proposed Warrant
        Amendments would result in the issuance of a new security to holders who do not
        participate in the Offer. If you conclude that the Warrant Amendments would
        result in the issuance of a new security, please provide us with your analysis as to

the applicable provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934.

3.   We note your discussion on page 6 regarding "the purpose of the Warrant Amendment." However, it appears that your discussion is merely a recitation of the general effect of the BPW Warrant Amendments upon the unexchanged BPW Warrants. Please disclose the reason for the proposed modifications. See Item 12(c) of Schedule 14A. If the reason is wholly or partly to incentivize BPW Warrant holders to participate in the Offer, so state.

4.   We note that Section 18 of the Warrant Agreement requires the prior written consent of each holder of Warrants "affected" in connection with certain supplements and amendments. The Warrant Amendments appear to fall within the enumerated categories. Please tell us your analysis as to how the proposed Warrant Amendments are consistent with Section 18 of the Warrant Agreement.

Security Ownership of Certain Beneficial Owners and Management, page 8

5.   Please revise your table on page 9 to also set forth information regarding the beneficial owners of more than 5% of the outstanding BPW Warrants, if any. See Section 6(d) of Schedule 14A.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3503. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

David L. Orlic
Attorney-Advisor

cc: Via Facsimile (212) 403-2341
        Matthew M. Guest, Esq.
        Wachtell, Lipton, Rosen & Katz